UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 25, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

25 January 2007
Number 01/07

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 31 DECEMBER 2006

BHP Billiton today released its production report for the quarter ended 31 December 2006. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share.

  Record half year and quarterly production of aluminium, alumina, copper cathode, iron ore, and manganese ore from continuing operations in response to strong customer demand. A half year production record was also achieved for molybdenum.
  Half year production records at Zamzama (Pakistan), Worsley (Australia), Paranam (Suriname), Hillside and Bayside (both South Africa), Mozal (Mozambique), Western Australia Iron Ore and GEMCO (both Australia), Samancor (South Africa) and Hunter Valley Coal (Australia).
  Quarterly production records at Zamzama, Worsley, Alumar (Brazil), Bayside, Mt Newman, Saraji and GEMCO (all Australia).
  Record quarterly production of natural gas from North West Shelf (Australia) and copper from Escondida (Chile) in response to strong demand.
  First production from the recently commissioned Spence (Chile) and Poitrel (Australia) operations.

PETROLEUM	DEC 2006 HALF	DEC 2006 QTR	DEC H06 vs DEC H05	DEC Q06 vs DEC Q05	DEC Q06 vs SEPT Q06
Crude Oil & Condensate and Natural Gas Liquid ('000 bbl) (a)	28,889	13,673	0%	-1%	-10%
Natural Gas (bcf) (a)	173.47	82.93	-4%	-2%	-8%
Total Petroleum Products (million boe) (a)	57.85	27.52	-2%	0%	-9%

(a) Excluding Green Canyon 18 and 60 fields (sold March 2006 quarter), Moranbah Coal Bed Methane (sold September 2006 quarter) and Typhoon / Boris (sold December 2006 quarter).

Total Petroleum Production - Total production for the half year ended December 2006 was broadly in line with the half year ended 31 December 2005. Improving base operational performance had a very positive impact and reduced the effect of natural field decline.

Crude Oil, Condensate and Natural Gas Liquid - December 2006 half year production was in line with previous period due to improved operational uptime mitigating natural field decline.

Production for the December 2006 quarter was lower than the September 2006 quarter primarily due to lower liquids associated with expected lower seasonal gas demand in southeast Australia, unscheduled equipment changes at Angostura (Trinidad), and the timing of recognising entitlement barrels in Production Sharing Contracts.

Natural Gas - Production for the December 2006 half year was lower than the December 2005 half year primarily due to the strategy to limit gas sales to maximise liquids recovery at Liverpool Bay, and lower contractual demand.

Production from continuing operations for the December 2006 quarter was lower than the September 2006 quarter primarily due to the expected lower seasonal demand in southeast Australia. Well capacities remain strong and in excess of the quarterly gas sales.

ALUMINIUM	DEC 2006 HALF	DEC 2006 QTR	DEC H06 vs DEC H05	DEC Q06 vs DEC Q05	DEC Q06 vs SEPT Q06
Alumina ('000 tonnes)	2,231	1,153	9%	14%	7%
Aluminium ('000 tonnes) (a)	675	338	3%	1%	0%

(a) Excluding Valesul which was sold effective from 1 July 2006.

Alumina - Production and sales for the half year and quarter ended 31 December 2006 were all time records. Both half year and quarterly production records were achieved at Worsley due to continued ramp up of the Worsley Development Capital Project and processing of stockpiled hydrate. Paranam achieved half year record production due to lower downtime and full utilisation of expanded capacity. Record quarterly production from Alumar also contributed to the strong result.

Aluminium - Third consecutive record half year production was achieved. All operations performed at record or near record levels due to successful implementation of a series of business improvement initiatives.

BASE METALS	DEC 2006 HALF	DEC 2006 QTR	DEC H06 vs DEC H05	DEC Q06 vs DEC Q05	DEC Q06 vs SEPT Q06
Copper ('000 tonnes) (a)	550.6	300.7	-5%	0%	20%
Silver ('000 ounces) (a)	13,915	6,566	-44%	-52%	-11%
Lead (tonnes)	85,431	36,454	-40%	-53%	-26%
Zinc (tonnes)	43,787	19,776	-17%	-17%	-18%
Uranium Oxide Concentrate (Uranium) (tonnes)	1,615	822	-25%	-23%	4%

(a) Excluding Tintaya which was sold effective from 1 June 2006.

Copper - Production from continuing operations (excluding Tintaya (Peru)) was in line with the December 2005 half year and quarter. Record half year and quarterly copper cathode production from continuing operations (excluding Tintaya) reflecting the continued ramp up of the Sulphide Leach Project and the successful commissioning of Spence.

Escondida achieved a quarterly production record due to continued ramp up of the Sulphide Leach Project which produced 20,700 tonnes for the half year ended December 2006. Increased mill throughput and higher head grades contributed to near record half year and quarterly production at Antamina (Peru).

At the half year ended 31 December 2006 the Group had 205,129 tonnes of copper sales that were provisionally priced at a weighted average price of US$6,325 per tonne. The final price of these sales will be determined in 2007. In addition, 274,280 tonnes of copper sales were subject to a finalisation adjustment from the prior period. The finalisation adjustment and provisional pricing impact as at 31 December 2006 will decrease earnings by US$220 million for the period.

Silver / Lead - Production was lower as the rehabilitation of ground support at Cannington (Australia) progressed. The rehabilitation project is substantially complete.

Zinc - In addition to the temporary partial closure at Cannington, production for the quarter was impacted by lower head grades at Antamina.

Uranium - Production was lower than the half year and quarter ended December 2005 due to variability of ore sources, unscheduled maintenance and reduced ore hoisting at Olympic Dam (Australia).

CARBON STEEL MATERIALS - IRON ORE	DEC 2006 HALF	DEC 2006 QTR	DEC H06 vs DEC H05	DEC Q06 vs DEC Q05	DEC Q06 vs SEPT Q06
Iron ore ('000 tonnes) (a)	49,567	25,370	9%	11%	5%

(a) Excluding Goldsworthy operations which were suspended mid calendar year 2006.

Iron Ore - Record production and sales were achieved for the half year ended December 2006. This reflects the increased production from the recently expanded Western Australia Iron Ore operations in response to continuing strong customer demand. Tie-in activity for Rapid Growth Project 3 (Australia), including the Goldsworthy suspension, negatively impacted production and is expected to continue for the remainder of the year.

CARBON STEEL MATERIALS - METALLURGICAL COAL	DEC 2006 HALF	DEC 2006 QTR	DEC H06 vs DEC H05	DEC Q06 vs DEC Q05	DEC Q06 vs SEPT Q06
Metallurgical Coal ('000 tonnes)	18,213	8,966	1%	0%	-3%

Metallurgical Coal - Metallurgical coal production was in line with previous periods. First production was achieved at Poitrel during the quarter.

CARBON STEEL MATERIALS - MANGANESE	DEC 2006 HALF	DEC 2006 QTR	DEC H06 vs DEC H05	DEC Q06 vs DEC Q05	DEC Q06 vs SEPT Q06
Manganese Ore ('000 tonnes)	3,038	1,529	14%	20%	1%
Manganese Alloy ('000 tonnes)	345	192	13%	16%	25%

Manganese Ore - Record production in response to stronger customer demand.

Manganese Alloy - Higher production was due to optimisation of the product mix, improved equipment availability, and scheduled maintenance in prior periods.

DIAMONDS & SPECIALTY PRODUCTS	DEC 2006 HALF	DEC 2006 QTR	DEC H06 vs DEC H05	DEC Q06 vs DEC Q05	DEC Q06 vs SEPT Q06
Diamonds ('000 carats)	1,424	937	-3%	53%	92%

Diamonds - As Ekati (Canada) increases the diversity of its ore sources, the mix of ore processed will change from time to time and impact the carats recovered. In the December 2006 quarter, processing of higher grade, with lower diamonds values, had a positive impact on production.

ENERGY COAL	DEC 2006 HALF	DEC 2006 QTR	DEC H06 vs DEC H05	DEC Q06 vs DEC Q05	DEC Q06 vs SEPT Q06
Energy Coal ('000 tonnes)	43,812	22,030	-3%	3%	1%

Energy Coal - Production was in line with all comparative periods. Hunter Valley Coal achieved a record half year of production due to operational improvement initiatives.

STAINLESS STEEL MATERIALS	DEC 2006 HALF	DEC 2006 QTR	DEC H06 vs DEC H05	DEC Q06 vs DEC Q05	DEC Q06 vs SEPT Q06
Nickel ('000 tonnes)	92.8	48.3	0%	-1%	9%

Nickel - Production for the December 2006 half year was in line with the record production in the December 2005 half year.

****

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor & Media Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Ivan Arriagada, Investor Relations Tel: SA +27 11 376 2121 or UK +44 20 7802 4183 Mobile: +44 7769 936 227 email: Ivan.D.Arriagada@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS
		QUARTER ENDED			HALF YEAR ENDED		% CHANGE
							DEC H06	DEC Q06	DEC Q06
		DEC	SEPT	DEC	DEC	DEC	vs	vs	vs
		2005	2006	2006	2006	2005	DEC H05	DEC Q05	SEPT Q06
PETROLEUM
Crude oil & condensate (a)	('000 bbl)	11,104	12,091	10,963	23,054	22,953	0%	-1%	-9%
Natural gas (b)	(bcf)	84.49	90.54	82.93	173.47	179.95	-4%	-2%	-8%
Natural gas liquid	('000 bbl)	2,672	3,125	2,710	5,835	5,917	-1%	1%	-13%
Total Petroleum Products (b)	(million boe)	27.52	30.33	27.52	57.85	59.25	-2%	0%	-9%

ALUMINIUM
Alumina	('000 tonnes)	1,012	1,078	1,153	2,231	2,040	9%	14%	7%
Aluminium (c)	('000 tonnes)	334	337	338	675	657	3%	1%	0%

BASE METALS
Copper (d)	('000 tonnes)	300.4	249.9	300.7	550.6	582.3	-5%	0%	20%
Lead	(tonnes)	77,187	48,977	36,454	85,431	142,060	-40%	-53%	-26%
Zinc	(tonnes)	23,928	24,011	19,776	43,787	53,075	-17%	-17%	-18%
Gold (d)	(ounces)	46,500	41,160	38,564	79,724	92,118	-13%	-17%	-6%
Silver (d)	('000 ounces)	13,698	7,349	6,566	13,915	24,893	-44%	-52%	-11%
Uranium oxide concentrate	(tonnes)	1,070	793	822	1,615	2,158	-25%	-23%	4%
Molybdenum	(tonnes)	772	719	768	1,487	1,345	11%	-1%	7%

CARBON STEEL MATERIALS
Iron ore (e)	('000 tonnes)	22,941	24,197	25,370	49,567	45,396	9%	11%	5%
Metallurgical coal	('000 tonnes)	8,973	9,247	8,966	18,213	17,959	1%	0%	-3%
Manganese ore	('000 tonnes)	1,278	1,509	1,529	3,038	2,665	14%	20%	1%
Manganese alloy	('000 tonnes)	165	153	192	345	304	13%	16%	25%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	614	487	937	1,424	1,466	-3%	53%	92%

ENERGY COAL
Energy coal	('000 tonnes)	21,287	21,782	22,030	43,812	45,297	-3%	3%	1%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	49.0	44.5	48.3	92.8	93.1	0%	-1%	9%

(a)	Excluding Green Canyon 18 and 60 fields and Typhoon / Boris. Green Canyon 18 and 60 fields was disposed with effect from 16 January 2006.
The sale of Typhoon / Boris was completed in the December 2006 quarter.
(b)	Excluding Green Canyon 18 and 60 fields, Moranbah Coal Bed Methane and Typhoon/ Boris. The sale of Moranbah Coal Bed Methane was completed in the September 2006 quarter.
(c)	Excluding Valesul which was disposed with effect from 1 July 2006.
(d)	Excluding Tintaya which was disposed with effect from 1 June 2006.
(e)	Excluding Goldsworthy operations which were suspended mid calendar year 2006.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					HALF YEAR ENDED
BHP Billiton		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
Interest		2005	2006	2006	2006	2006	2006	2005
PETROLEUM
Production
Crude oil & condensate	('000 bbl)	11,202	10,886	11,551	12,091	10,963	23,054	23,436
Natural gas	(bcf)	86.35	77.85	98.59	91.83	83.09	174.92	184.00
NGL (a)	('000 bbl)	2,672	2,448	3,063	3,125	2,710	5,835	5,917
Total Petroleum Products	(million boe)	28.26	26.31	31.04	30.52	27.52	58.04	60.01

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	663	717	694	704	776	1,480	1,352
Suriname	45%	219	228	247	253	241	494	446
Alumar	36%	130	130	131	121	136	257	242
Total		1,012	1,075	1,072	1,078	1,153	2,231	2,040

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	177	174	177	177	176	353	349
Bayside	100%	46	46	46	49	50	99	87
Alumar	46.3%	45	44	44	44	45	89	90
Valesul (b)	45.5%	10	11	11	-	-	-	21
Mozal	47%	66	65	66	67	67	134	131
Total		344	340	344	337	338	675	678

BASE METALS (c)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	169.0	168.2	165.2	129.7	160.6	290.3	337.6
Antamina	33.8%	34.3	32.9	29.1	29.0	34.1	63.1	62.2
Tintaya (d)	100%	18.1	16.2	12.9	-	-	-	35.4
Total		221.4	217.3	207.2	158.7	194.7	353.4	435.2

Cathode ('000 tonnes)
Escondida	57.5%	20.0	15.4	11.7	17.5	32.7	50.2	39.6
Cerro Colorado	100%	21.5	28.1	30.0	30.0	27.4	57.4	36.0
Spence (e)	100%	-	-	-	-	4.3	4.3	-
Tintaya (d)	100%	9.9	9.1	6.1	-	-	-	19.6
Pinto Valley	100%	2.1	2.1	2.1	2.1	1.9	4.0	4.3
Olympic Dam	100%	53.5	47.1	54.6	41.6	39.7	81.3	102.6
Total		107.0	101.8	104.5	91.2	106.0	197.2	202.1

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	77,187	68,754	55,507	48,977	36,454	85,431	142,060
Total		77,187	68,754	55,507	48,977	36,454	85,431	142,060

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	18,780	20,885	14,926	10,426	8,806	19,232	32,968
Antamina	33.8%	5,148	7,534	12,638	13,585	10,970	24,555	20,107
Total		23,928	28,419	27,564	24,011	19,776	43,787	53,075

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	19,200	17,877	23,567	17,049	22,365	39,414	38,394
Tintaya (d)	100%	8,200	8,032	4,958	-	-	-	16,248
Olympic Dam (refined gold)	100%	27,300	26,186	27,636	24,111	16,199	40,310	53,724
Total		54,700	52,095	56,161	41,160	38,564	79,724	108,366

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	945	714	925	724	880	1,604	1,740
Antamina	33.8%	859	865	808	713	736	1,449	1,501
Tintaya (d)	100%	168	138	119	-	-	-	335
Cannington	100%	11,672	9,693	7,503	5,714	4,805	10,519	21,251
Olympic Dam (refined silver)	100%	222	245	238	198	145	343	401
Total		13,866	11,655	9,593	7,349	6,566	13,915	25,228

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	1,070	913	865	793	822	1,615	2,158
Total		1,070	913	865	793	822	1,615	2,158

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	772	632	538	719	768	1,487	1,345
Total		772	632	538	719	768	1,487	1,345

CARBON STEEL MATERIALS
IRON ORE (f)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,166	5,884	6,490	7,394	7,536	14,930	12,400
Goldsworthy Joint Venture	85%	1,669	1,371	1,808	806	84	890	3,062
Area C Joint Venture	85%	4,969	3,332	5,401	4,821	5,334	10,155	9,255
Yandi Joint Venture	85%	8,372	8,561	8,854	8,504	9,106	17,610	16,781
Jimblebar	85%	1,569	1,549	1,607	1,490	1,449	2,939	3,214
Samarco	50%	1,865	1,802	1,955	1,988	1,945	3,933	3,746
Total		24,610	22,499	26,115	25,003	25,454	50,457	48,458

METALLURGICAL COAL (g)
Production ('000 tonnes)
BMA	50%	6,441	5,972	6,474	6,657	6,106	12,763	13,134
BHP Mitsui Coal (h)	80%	710	763	850	873	873	1,746	1,436
Illawarra	100%	1,822	1,725	1,900	1,717	1,987	3,704	3,389
Total		8,973	8,460	9,224	9,247	8,966	18,213	17,959

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (i)	60%	529	532	673	644	663	1,307	1,095
Australia (i)	60%	749	694	716	865	866	1,731	1,570
Total		1,278	1,226	1,389	1,509	1,529	3,038	2,665

Refer footnotes on page 4.

CARBON STEEL MATERIALS (cont'd)
MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (i)	60%	105	119	131	93	126	219	184
Australia (i)	60%	60	54	44	60	66	126	120
Total		165	173	175	153	192	345	304

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	614	512	583	487	937	1,424	1,466

FERTILISER
Production ('000 tonnes)
Southern Cross Fertiliser Operations (j)	100%	252.6	222.5	141.3	84.3	-	84.3	497.5

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	12,940	11,605	12,854	13,151	13,032	26,183	27,489
USA	100%	4,065	2,829	3,891	3,467	3,871	7,338	8,626
Australia	100%	2,045	1,897	2,636	2,766	2,790	5,556	4,613
Colombia	33%	2,237	2,341	2,406	2,398	2,337	4,735	4,569
Total		21,287	18,672	21,787	21,782	22,030	43,812	45,297

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	13.0	12.9	12.8	12.7	12.8	25.5	25.8
Yabulu	100%	5.9	7.0	4.3	7.3	7.5	14.8	12.0
Nickel West	100%	30.1	20.3	24.5	24.5	28.0	52.5	55.3
Total		49.0	40.2	41.6	44.5	48.3	92.8	93.1

(a)

LPG and Ethane are now reported as Natural Gas Liquid (NGL), consistent with petroleum industry practice. Product-specific conversions will be made and NGL will be reported in barrels of oil equivalent (boe).

(b)	BHP Billiton completed the sale of Valesul on 1 July 2006.
(c)	Metal production is reported on the basis of payable metal.
(d)	BHP Billiton sold Tintaya effective from 1 June 2006.
(e)	Spence operations were commissioned during the December 2006 quarter.
(f)	Iron ore production is reported on a wet tonnes basis.
(g)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(i)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(j)	BHP Billiton completed the sale of Southern Cross Fertiliser operations on 1 August 2006.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2005	2006	2006	2006	2006	2006	2005
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,584	3,414	3,964	3,847	3,311	7,158	7,304
Minerva	26	18	20	23	21	44	60
North West Shelf - condensate	1,405	1,263	1,091	1,350	1,410	2,760	2,775
North West Shelf - Wanaea/Cossack	979	751	1,111	1,634	1,325	2,959	2,128
Griffin	344	204	296	323	312	635	780
Pakistan	54	59	60	61	62	123	103
Typhoon/Boris (a)	23	-	-	-	-	-	329
Mad Dog	604	549	698	528	549	1,077	1,044
Other Americas (b)	161	68	68	78	81	159	284
Angostura	1,018	1,080	1,191	1,174	618	1,792	2,016
Liverpool Bay	1,161	1,278	1,199	931	1,280	2,211	2,321
Bruce/Keith	256	209	182	178	202	380	510
Ohanet	353	389	426	357	472	829	836
ROD	1,234	1,604	1,245	1,607	1,320	2,927	2,946
Total	11,202	10,886	11,551	12,091	10,963	23,054	23,436

NATURAL GAS (billion cubic feet)
Bass Strait	21.12	18.26	34.43	33.54	20.53	54.07	57.05
Minerva	8.14	5.78	6.36	7.73	6.90	14.63	18.44
North West Shelf - Domestic	3.81	3.55	4.63	3.54	3.89	7.43	7.78
North West Shelf - LNG	23.16	21.15	22.70	21.68	23.59	45.27	44.35
Griffin	0.41	0.12	0.19	0.49	0.45	0.94	0.97
Moranbah Coal Bed Methane (c)	1.73	1.75	1.86	1.12	-	1.12	3.38
Illawarra Coal Bed Methane	1.60	1.50	1.35	1.50	0.95	2.45	2.72
Pakistan	8.40	8.52	9.02	9.14	9.34	18.48	15.72
Typhoon/Boris (a)	0.01	-	-	-	-	-	0.47
Mad Dog	0.12	0.11	0.25	0.17	0.16	0.33	0.20
Other Americas (b)	1.00	1.78	2.34	2.55	2.27	4.82	2.89
Bruce/Keith	6.28	6.52	5.40	4.21	5.42	9.63	12.09
Liverpool Bay	10.57	8.81	10.06	6.16	9.59	15.75	17.94
Total	86.35	77.85	98.59	91.83	83.09	174.92	184.00

NGL ('000 barrels) (d)
Bass Strait	1,719	1,574	2,254	2,224	1,726	3,950	3,912
North West Shelf	465	410	349	444	441	885	924
Bruce/Keith	176	94	59	138	107	245	336
Ohanet	312	370	401	319	436	755	745
Total	2,672	2,448	3,063	3,125	2,710	5,835	5,917

TOTAL PETROLEUM PRODUCTS	28.26	26.31	31.04	30.52	27.52	58.04	60.01
(million barrels of oil equivalent) (e)

(a)	BHP Billiton sold its interests in Typhoon / Boris, including the Little Burn field with effect from 1 July 2006. The sale was completed on 6 October 2006.
(b)	BHP Billiton sold its interests in the Green Canyon 18 and 60 fields with effect from 16 January 2006.
(c)	BHP Billiton completed the sale of its interest in Moranbah Coal Bed Methane in September 2006 quarter.
(d)	LPG and Ethane are now reported as Natural Gas Liquid (NGL), consistent with petroleum industry practice. Product-specific conversions will be made and NGL will be reported in barrels of oil equivalent (boe).
(e)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.
PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2005	2006	2006	2006	2006	2006	2005
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	663	717	694	704	776	1,480	1,352
Paranam, Suriname	219	228	247	253	241	494	446
Alumar, Brazil	130	130	131	121	136	257	242
Total	1,012	1,075	1,072	1,078	1,153	2,231	2,040

Sales
Worsley, Australia	710	709	672	666	820	1,486	1,294
Paranam, Suriname	249	213	244	236	243	479	452
Alumar, Brazil	121	130	147	108	137	245	228
Total (a)	1,080	1,052	1,063	1,010	1,200	2,210	1,974

ALUMINIUM
Production
Hillside, South Africa	177	174	177	177	176	353	349
Bayside, South Africa	46	46	46	49	50	99	87
Alumar, Brazil	45	44	44	44	45	89	90
Valesul, Brazil (b)	10	11	11	-	-	-	21
Mozal, Mozambique	66	65	66	67	67	134	131
Total	344	340	344	337	338	675	678

Sales
Hillside, South Africa	175	162	186	170	173	343	343
Bayside, South Africa	43	40	48	44	47	91	77
Alumar, Brazil	44	48	44	44	42	86	86
Valesul, Brazil (b)	12	10	11	-	-	-	23
Mozal, Mozambique	79	58	68	60	66	126	133
Total	353	318	357	318	328	646	662
Tolling Agreement (a)	22	22	38	24	20	44	45
	375	340	395	342	348	690	707

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.
(b)	BHP Billiton completed the sale of Valesul with effect 1 July 2006.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
		2005	2006	2006	2006	2006	2006	2005
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	92,155	90,781	94,429	59,601	93,770	153,371	183,074
Sulphide ore milled (100%)	('000 tonnes)	22,161	21,843	21,473	18,257	22,585	40,842	44,416
Average copper grade	(%)	1.58%	1.62%	1.63%	1.55%	1.55%	1.55%	1.59%
Production ex Mill (100%)	('000 tonnes)	304.0	302.8	295.9	234.0	289.4	523.4	608.4

Production
Payable copper	('000 tonnes)	169.0	168.2	165.2	129.7	160.6	290.3	337.6
Payable gold concentrate	(fine ounces)	19,200	17,877	23,567	17,049	22,365	39,414	38,394
Copper cathode (EW)	('000 tonnes)	20.0	15.4	11.7	17.5	32.7	50.2	39.6
Payable silver concentrate	('000 ounces)	945	714	925	724	880	1,604	1,740

Sales
Payable copper	('000 tonnes)	160.7	184.4	158.6	133.8	167.9	301.7	330.1
Payable gold concentrate	(fine ounces)	18,145	20,159	22,627	17,778	23,089	40,867	37,439
Copper cathode (EW)	('000 tonnes)	19.4	16.7	11.5	14.2	27.3	41.5	38.7
Payable silver concentrate	('000 ounces)	892	802	891	752	909	1,661	1,695

Tintaya, Peru (a)
Material mined	('000 tonnes)	17,107	15,960	11,539	-	-	-	34,335
Sulphide Ore milled	('000 tonnes)	1,734	1,523	1,123	-	-	-	3,280
Average copper grade	(%)	1.26%	1.26%	1.33%	-	-	-	1.29%

Production
Payable copper	('000 tonnes)	18.1	16.2	12.9	-	-	-	35
Payable gold concentrate	(fine ounces)	8,200	8,032	4,958	-	-	-	16,248
Copper cathode (EW)	('000 tonnes)	9.9	9.1	6.1	-	-	-	20
Payable silver concentrate	('000 ounces)	168	138	119	-	-	-	335

Sales
Payable copper	('000 tonnes)	19.4	15.1	12.0	-	-	-	36
Payable gold concentrate	(fine ounces)	8,376	8,016	5,079	-	-	-	15,159
Copper cathode (EW)	('000 tonnes)	9.8	8.3	7.1	-	-	-	20
Payable silver concentrate	('000 ounces)	207	127	109	-	-	-	368

(a)	BHP Billiton sold Tintaya with effect from 1 June 2006.

Cerro Colorado, Chile
Material mined	('000 tonnes)	17,107	17,926	18,258	16,334	18,858	35,192	33,803
Ore milled	('000 tonnes)	4,348	4,266	4,490	4,508	4,578	9,086	7,692
Average copper grade	(%)	0.90%	0.94%	0.83%	0.80%	0.81%	0.81%	0.85%

Production
Copper cathode (EW)	('000 tonnes)	21.5	28.1	30.0	30.0	27.4	57.4	36.0

Sales
Copper cathode (EW)	('000 tonnes)	19.7	24.4	34.5	27.9	28.3	56.2	34.7

Spence, Chile (a)
Material mined	('000 tonnes)	-	-	-	-	20,329	20,329	-
Ore milled	('000 tonnes)	-	-	-	-	3,510	3,510	-
Average copper grade	(%)	-	-	-	-	1.76%	1.76%	-

Production
Copper cathode (EW)	('000 tonnes)	-	-	-	-	4.3	4.3	-

Sales
Copper cathode (EW)	('000 tonnes)	-	-	-	-	1.3	1.3	-

(a)	Spence operations were commissioned during the December 2006 quarter.

Antamina, Peru
Material mined (100%)	('000 tonnes)	32,598	28,982	29,740	29,917	28,317	58,234	65,437
Sulphide ore milled (100%)	('000 tonnes)	8,349	7,549	7,196	7,581	7,930	15,511	15,716
Average head grades
- Copper	(%)	1.36%	1.48%	1.45%	1.22%	1.41%	1.32%	1.33%
- Zinc	(%)	0.51%	0.62%	0.88%	0.87%	0.65%	0.76%	0.76%

Production
Payable copper	('000 tonnes)	34.3	32.9	29.1	29.0	34.1	63.1	62.2
Payable zinc	(tonnes)	5,148	7,534	12,638	13,585	10,970	24,555	20,107
Payable silver	('000 ounces)	859	865	808	713	736	1,449	1,501
Payable molybdenum	(tonnes)	772	632	538	719	768	1,487	1,345

Sales
Payable copper	('000 tonnes)	35.5	30.5	25.6	33.9	35.3	69.2	66.2
Payable zinc	(tonnes)	7,894	9,634	7,638	14,224	13,853	28,077	21,097
Payable silver	('000 ounces)	813	750	505	713	623	1,336	1,482
Payable molybdenum	(tonnes)	751	697	627	719	808	1,527	1,289

Cannington, Australia
Material mined	('000 tonnes)	887	799	496	428	506	934	1,797
Ore milled	('000 tonnes)	850	809	589	478	478	956	1,622
Average head grades
- Silver	(g/t)	493	431	462	423	360	392	474
- Lead	(%)	10.8%	9.8%	10.9%	11.6%	8.8%	10.2%	10.3%
- Zinc	(%)	3.5%	4.0%	4.1%	3.6%	3.1%	3.4%	3.4%

Production
Payable silver	('000 ounces)	11,672	9,693	7,503	5,714	4,805	10,519	21,251
Payable lead	(tonnes)	77,187	68,754	55,507	48,977	36,454	85,431	142,060
Payable zinc	(tonnes)	18,780	20,885	14,926	10,426	8,806	19,232	32,968

Sales
Payable silver	('000 ounces)	11,972	9,061	8,516	5,010	6,637	11,647	21,050
Payable lead	(tonnes)	79,474	63,112	62,787	39,694	51,521	91,215	139,416
Payable zinc	(tonnes)	16,814	17,508	20,121	6,346	12,315	18,661	27,490

Olympic Dam, Australia
Material mined (a)	('000 tonnes)	2,145	2,065	2,002	2,178	2,030	4,208	4,152
Ore milled	('000 tonnes)	2,430	2,343	2,517	2,043	2,182	4,225	4,775
Average copper grade	(%)	2.32%	2.10%	2.10%	2.10%	2.21%	2.16%	2.29%
Average uranium grade	kg/t	0.65	0.59	0.55	0.57	0.58	1.15	1.29

Production
Copper cathode (ER)	('000 tonnes)	48.6	43.1	50.5	38.4	35.4	73.8	92.8
Copper cathode (EW)	('000 tonnes)	4.9	4.0	4.1	3.2	4.3	7.5	9.8
Uranium oxide concentrate	(tonnes)	1,070	913	865	793	822	1,615	2,158
Refined gold	(fine ounces)	27,300	26,186	27,636	24,111	16,199	40,310	53,724
Refined silver	('000 ounces)	222	245	238	198	145	343	401

Sales
Copper cathode (ER)	('000 tonnes)	44.9	44.1	49.0	41.6	33.7	75.3	92.4
Copper cathode (EW)	('000 tonnes)	5.8	4.2	4.1	3.5	2.7	6.2	11.0
Uranium oxide concentrate	(tonnes)	1,287	992	1,183	620	1,009	1,629	2,166
Refined gold	(fine ounces)	26,369	27,300	27,375	23,233	18,404	41,637	47,561
Refined silver	('000 ounces)	254	178	320	188	157	345	398

(a)	Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	('000 tonnes)	2.1	2.1	2.1	2.1	1.9	4.0	4.3

Sales
Copper cathode (EW)	('000 tonnes)	2.6	2.6	2.6	2.6	1.6	4.2	4.9

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2005	2006	2006	2006	2006	2006	2005
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,166	5,884	6,490	7,394	7,536	14,930	12,400
Goldsworthy Joint Venture	1,669	1,371	1,808	806	84	890	3,062
Area C Joint Venture	4,969	3,332	5,401	4,821	5,334	10,155	9,255
Yandi Joint Venture	8,372	8,561	8,854	8,504	9,106	17,610	16,781
Jimblebar	1,569	1,549	1,607	1,490	1,449	2,939	3,214
Total (BHP Billiton share)	22,745	20,697	24,160	23,015	23,509	46,524	44,712
Total production (100%)	26,760	24,350	28,423	27,076	27,658	54,734	52,313

Sales
Lump	6,483	5,276	6,092	6,429	5,856	12,285	12,474
Fines	16,357	15,547	18,481	16,222	18,499	34,721	32,194
Total (BHP Billiton share)	22,840	20,823	24,573	22,651	24,355	47,006	44,668
Total sales (100%)	26,871	24,498	28,909	26,648	28,653	55,301	52,260

(a)	Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,865	1,802	1,955	1,988	1,945	3,933	3,746

Shipments	2,155	1,532	2,022	1,872	2,357	4,229	4,055

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,409	1,533	1,449	1,536	1,388	2,924	3,036
Goonyella	1,921	1,751	1,986	1,892	1,296	3,188	3,530
Peak Downs	1,186	1,095	858	1,202	1,161	2,363	2,436
Saraji	602	563	794	682	893	1,575	1,277
Norwich Park	678	550	675	631	677	1,308	1,437
Gregory Joint Venture	645	480	712	714	691	1,405	1,418
BMA total	6,441	5,972	6,474	6,657	6,106	12,763	13,134

BHP Mitsui Coal (b)
South Walker Creek	710	763	850	873	782	1,655	1,436
Poitrel (c)	-	-	-	-	91	91	-
BHP Mitsui Coal total	710	763	850	873	873	1,746	1,436
Queensland total	7,151	6,735	7,324	7,530	6,979	14,509	14,570

Shipments
Coking coal	4,987	5,032	5,798	5,190	5,040	10,230	9,856
Weak coking coal	1,366	1,342	1,444	1,600	1,749	3,349	2,573
Thermal coal	403	482	581	344	502	846	982
Total	6,756	6,856	7,823	7,134	7,291	14,425	13,411

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(c)	Poitrel was commissioned during the December 2006 quarter.

Illawarra, Australia
Production	1,822	1,725	1,900	1,717	1,987	3,704	3,389

Shipments
Coking coal	1,457	1,508	1,292	1,366	1,583	2,949	2,647
Thermal coal	103	313	136	188	280	468	486
Total	1,560	1,821	1,428	1,554	1,863	3,417	3,133

MANGANESE ORE
South Africa
Saleable production (a)	529	532	673	644	663	1,307	1,095

Australia
Saleable production (a)	749	694	716	865	866	1,731	1,570

MANGANESE ALLOY
South Africa
Saleable production (a)	105	119	131	93	126	219	184

Australia
Saleable production (a)	60	54	44	60	66	126	120

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
		2005	2006	2006	2006	2006	2006	2005
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	962	995	1,181	1,199	1,100	2,299	2,120

Production	('000 carats)	614	512	583	487	937	1,424	1,466

FERTILISER
Southern Cross Fertiliser Operations, Australia (a)
Production (b)	('000 tonnes)	252.6	222.5	141.3	84.3	-	84.3	497.5

Sales (b)	('000 tonnes)	221.2	200.4	304.4	41.6	-	41.6	396.7

(a)	BHP Billiton completed the sale of Southern Cross Fertiliser operations on 1 August 2006.
(b)	Includes diammonium phosphate and monoammonium phosphate.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2005	2006	2006	2006	2006	2006	2005
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	12,940	11,605	12,854	13,151	13,032	26,183	27,489

Sales
Export	6,273	5,658	4,271	5,168	5,211	10,379	11,709
Local utility	7,250	7,328	7,365	7,552	7,413	14,965	15,263
Inland	268	203	253	255	227	482	577
Total	13,791	13,189	11,889	12,975	12,851	25,826	27,549

New Mexico, USA
Production
Navajo Coal	2,252	2,305	1,471	1,778	2,104	3,882	4,490
San Juan Coal	1,813	524	2,420	1,689	1,767	3,456	4,136
Total	4,065	2,829	3,891	3,467	3,871	7,338	8,626

Sales - local utility	3,628	3,553	3,556	3,822	3,616	7,438	7,397

Hunter Valley, Australia
Production	2,045	1,897	2,636	2,766	2,790	5,556	4,613

Sales
Export	1,312	1,267	1,048	1,245	1,858	3,103	2,882
Inland	793	643	1,475	1,031	1,005	2,036	1,776
Total	2,105	1,910	2,523	2,276	2,863	5,139	4,658

Cerrejon Coal, Colombia
Production	2,237	2,341	2,406	2,398	2,337	4,735	4,569

Sales - export	2,087	2,116	2,387	2,336	2,323	4,659	4,257

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2005	2006	2006	2006	2006	2006	2005
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	13.0	12.9	12.8	12.7	12.8	25.5	25.8

Sales	14.2	12.4	13.6	11.7	14.4	26.1	25.3

Yabulu, Australia
Production
Nickel metal	5.9	7.0	4.3	7.3	7.5	14.8	12.0
Cobalt	0.2	0.3	0.2	0.3	0.5	0.8	0.5

Sales
Nickel metal	6.6	6.9	4.9	6.0	7.2	13.2	12.9
Cobalt	0.3	0.4	0.3	0.4	0.4	0.8	0.7

Nickel West, Australia
Production
Nickel contained in finished matte	13.9	5.2	9.6	11.1	12.4	23.5	23.6
Nickel metal	16.2	15.1	14.9	13.4	15.6	29.0	31.7
Nickel production (a)	30.1	20.3	24.5	24.5	28.0	52.5	55.3

Sales
Nickel contained in finished matte	14.3	8.8	7.9	9.3	13.5	22.8	21.9
Nickel metal (b)	14.9	15.7	15.8	12.9	14.3	27.2	30.8
Nickel sales (a)	29.2	24.5	23.7	22.2	27.8	50.0	52.7

(a)	In addition to the production and sales reported above, Nickel West also produced and sold 1.2 kt nickel in concentrate during the quarter ended 30 June 2006. There has been no sales of nickel in concentrate in the December 2006 half year.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia